FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 May 2009

HSBC COMPLETES ACQUISITION OF
88.89% OF BANK EKONOMI

*** A controlling stake in one of Indonesia’s largest SME banks ***

*** Doubles HSBC’s footprint in the world’s fourth most populous nation ***

The Hongkong and Shanghai Banking Corporation Limited, through its wholly-owned subsidiary of HSBC Asia Pacific Holdings (UK) Limited, has completed its acquisition of 88.89 per cent of PT Bank Ekonomi Raharja Tbk (Bank Ekonomi) for US$607.5 million in cash, paid in US dollars.

Bank Ekonomi is one of the largest providers of SME banking services to the fourth most populous nation globally and will almost double HSBC’s presence in the country to 207 outlets in 26 cities. This will enable HSBC to deliver its full local, regional and international capabilities to an expanded Indonesian customer base.

Sandy Flockhart, Chief Executive Officer of HSBC Asia Pacific, said: “This acquisition is further evidence that HSBC can continue to execute its strategy even in a time of significant economic turmoil. Together with recent investments in Vietnam, Taiwan and India, Bank Ekonomi will increase our presence in the world’s fastest growing markets. Indonesia’s GDP is forecast to grow by 2.5 per cent this year and by 4.5 per cent in 2010 – bucking the global downturn and demonstrating the country’s emerging strength. Bank Ekonomi and HSBC can play a central role in this success story, helping Indonesia’s SMEs drive one of the world’s most exciting economies.”

Rakesh Bhatia, Chief Executive Officer of HSBC in Indonesia, said: “The HSBC Group has long viewed Indonesia as a market with substantial opportunities for growth. This acquisition allows us to increase our footprint in the country where, following this acquisition, we are now one of the top three foreign banks by assets.”

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Under the terms of the agreements, which were originally announced in October 2008, and according to Indonesian law, HSBC will be required to make a Mandatory Tender Offer (MTO) for a further 10.11 per cent of Bank Ekonomi. Details of the MTO, when approved by the local regulators, will be published in the Indonesian press and distributed to Bank Ekonomi shareholders in accordance with local regulations.

Bank Ekonomi will operate as a separate entity to HSBC’s existing Indonesian business and remain listed on the Indonesian stock exchange. HSBC’s existing customers will continue to be served by HSBC through its existing network.

HSBC provides personal financial services, corporate, commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. The business delivered a profit before tax of US$121 million in 2008.

HSBC was advised on the acquisition by the Global Banking and Markets division of the HSBC Group.

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Media enquiries to:

Mia Patria Bernardhi	Tel: +6221 3040 6688	Fax: +6221 5267380
Agung Laksamana	Tel: +6221 3040 5381

Notes to editors:

1. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)

Bank Ekonomi is one of Indonesia's largest providers of commercial banking services with over 2,300 staff and 92 outlets across Indonesia and assets of approximately IDR18.2 trillion (US$1.6 billion) (based on Indonesian GAAP) as at 31 December 2008. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

2. HSBC in Indonesia

HSBC has operated in Indonesia since 1884. It provides personal financial and corporate banking services through 115 outlets spread throughout ten major cities across Indonesia. HSBC is a leading provider of personal financial services, corporate, commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$121 million in the year to 31 December 2008.

3. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 85 countries and territories and assets of US$2,527 billion at 31 December 2008, is one of the world’s largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                          Date: 21 May 2009